Brad Goldberg

T: +1 212 479 6780

bgoldberg@cooley.com

November 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datadog, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 24, 2023
Form 10-Q for the Quarter Ended September 30, 2023
Filed November 7, 2023
Form 8-K Furnished August 8, 2023

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated November 9, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Datadog, Inc. (the “Company”).

The Company respectfully requests an extension to respond to the Comment Letter by no later than December 11, 2023.

Please direct any comments or questions to me at (212) 479-6780.

Sincerely,

/s/ Brad Goldberg
Brad Goldberg
Cooley LLP

cc:	David Obstler, Datadog, Inc.
Kerry Acocella, Datadog, Inc.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com